Exhibit 99.1

Cenovus files 2010 year-end disclosure documents

CALGARY, Alberta (February 25, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) today filed its audited Consolidated Financial Statements for the year ended December 31, 2010 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Cenovus has also filed its Annual Information Form for the year ended December 31, 2010, which includes disclosure relating to reserves data and other oil and gas information. In addition, Cenovus has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.cenovus.com, or by e-mailing investor.relations@cenovus.com. Copies of Cenovus’s complete audited Consolidated Financial Statements are available to shareholders upon request, free of charge.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $31 billion. For more information, visit www.cenovus.com.

Cenovus Contacts
Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

1